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March 19, 2018

BY HAND

Attn: Filings Desk

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR 19 2018
Washington DC
415

Re: Report on Form 6-K Filing on Behalf of Petróleos Mexicanos ("PEMEX")

Ladies and Gentlemen:

On behalf of PEMEX, enclosed for filing under the Securities Exchange Act of 1934, as amended, please find eight copies, one manually executed, of a Form 6-K containing an English translation of audited financial information presented to the Mexican Stock Exchange for the period ended December 31, 2017.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

If you have any questions or require further information with respect to any matters concerning this filing, please do not hesitate to contact the undersigned at (212) 225-2464.

Very truly yours,

Jessica C. Repond / L.H.

Jessica C. Repond

Enclosure

cc: Mr. Ernesto Balcázar
Petróleos Mexicanos